PROMISSORY NOTE
Dallas, Texas

$115,060.11                                                    August 18, 2000


For value received, the undersigned promises to pay to the order of XCEL Capital, L.L.C. One Hundred FifteenThousand, Sixty and 11/100 Dollars ($115,060.11) with interest from this date until paid at the rate of eight percent (8%) per year. The principal and all accrued interest is payable October 17, 2000.

All payments on this Note shall be by wire transfer to Gross, Duke & Nelson, P.C. as escrow agent (the "Escrow Agent") pursuant to that certain Security and Escrow Agreement dated August 18, 2000 (the "Security and Escrow Agreement.'). XCEL shall provide to the undersigned wiring instructions for the Escrow Agent by October 1, 2000.

For purposes of this Note, "Default" shall mean the failure of the undersigned to pay some or all of the principal and accrued interest when due. Time is of the essence.

Payment of this Note is secured by 145,000 shares of restricted fully paid and non-assessable common stock of the Undersigned in accordance with that certain Security Agreement and Escrow Agreement of even date. Upon default by undersigned under this Note, XCEL's sole right shall be to receive delivery of the aforesaid common stock pursuant to such Security Agreement and Escrow Agreement and this Note shall otherwise be non-recourse as to the Undersigned.

This Note shall be governed by and construed in accordance with the laws of the State of Texas without regard to the conflicts of laws principles thereof and the actual domicile of the parties.

In witness whereof the undersigned has caused this Note to be executed by its duly-authorized officer.

INSTITUTIONAL EQUITY HOLDINGS, INC.


By:_______________________________________
Title:_____________________________________